UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON SAVINGS PLAN FOR

MANAGEMENT EMPLOYEES

VERIZON COMMUNICATIONS INC.

1095 Avenue of the Americas

NEW YORK, NEW YORK 10036

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	3

Notes to Financial Statements	4-19

SUPPLEMENTAL SCHEDULE *

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	20

SIGNATURE	21

EXHIBIT:

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of Verizon Savings Plan for Management Employees (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

June 24, 2016

New York, New York

One Battery Park Plaza New York, NY 10004 T +1 212 709 4500 F +1 212 709 4680 mitchelltitus.com

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

(in thousands of dollars)

	2015	2014
Assets
Investments at fair value	$18,313,955	$18,739,846
Investments at contract value	1,069,820	1,105,186
Notes receivable from participants	550,348	549,131
Employer contributions receivable	204,804	151,023

Net assets available for benefits	$20,138,927	$20,545,186

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

(in thousands of dollars)

Additions
Participants contributions	$842,521
Employer contributions	731,545

Total contributions	1,574,066

Net investment gain from investments in Master Trusts	194,286

Total additions	1,768,352

Deductions
Benefits paid to participants	2,114,345
Transfers to other plans and other, net	963
Administrative expenses	59,303

Total deductions	2,174,611

Net change	(406,259)

Net assets available for benefits
Beginning of year	20,545,186

End of year	$20,138,927

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

Notes to Financial Statements

December 31, 2015

1. Description of the Plan

The following description of the Verizon Savings Plan for Management Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides eligible employees, as defined by the Plan Document, of Verizon Communications Inc. (“Verizon” or “Plan sponsor”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both short-term and long-term needs.

Covered employees are eligible to make before-tax, Roth and/or after-tax contributions to the Plan and to receive matching employer contributions upon completion of enrollment in the Plan, as soon as practicable following the date of hire. Beginning January 1, 2012, covered employees who are employed by Verizon or its Participating Affiliates on the last day of the year or who satisfy certain other requirements may receive an employer profit sharing contribution under the Plan.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Plan Mergers

In April 2014, the assets of the Verizon Wireless Savings and Retirement Plan were merged into the Plan. As a result of the plan merger, net assets of approximately $6.5 billion were transferred to the Plan in 2014.

In July 2014, the assets of the savings plan for employees of EdgeCast Networks, Inc. (“EdgeCast”) were merged into the Plan. EdgeCast was acquired by Verizon in December 2013. As a result of the plan merger, net assets of approximately $6.0 million were transferred to the Plan in 2014.

Subsequent Events

On April 1, 2016, Verizon sold to Frontier Communications Corporation (“Frontier”) its local exchange business and related landline activities in California, Florida, and Texas. Upon the closing of the transaction, net assets of approximately $302.7 million were transferred from the Plan to the plan(s) sponsored by Frontier.

On April 26, 2016, the assets of the savings and retirement plan for employees of AOL, Inc. (“AOL”) were merged into the Plan. AOL was acquired by Verizon in June 2015. As a result of the merger, net assets of approximately $592.4 million were transferred to the Plan in 2016.

These transfers have no impact on the current year’s Plan financial statements.

Investment Options

Participants direct their contributions to be invested in any of the current investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, employer matching contributions, profit sharing contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Plan administrative fees may include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan. The cost of administering the Plan is paid by participants through a combination of fees allocated to each participant’s account and fees that are paid as part of the investment fees that are allocated to the Plan’s investment options. Participants are provided with a detailed schedule of fees in the annual disclosure notice.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, to receive payment in one of the following forms: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund, or the Employee Stock Ownership Plan (“ESOP”) Shares Fund with the balance in cash, (2) annual, semi-annual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant, or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund or the ESOP Shares Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes a loan provision authorizing participants to borrow an aggregate amount generally not exceeding the lesser of (i) $50,000 or (ii) 50% of their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). Beginning January 1, 2012, each new loan bears interest at a rate based on the prime rate plus one percent as determined on the last business day of the calendar quarter immediately preceding the calendar quarter in which the loan is made. Loans made prior to January 1, 2012 bear interest at a rate based upon the prime rate. A loan processing fee of $50 is charged to a participant’s savings plan account upon initiation of a new loan. Participant loans have been classified as “Notes receivable from participants” in the Statements of Net Assets Available for Benefits. Interest rates ranged from 2.75% to 10.50% for the year ended December 31, 2015.

Master Trusts

At December 31, 2015 and 2014, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”), and owned a percentage of the net assets in the Master Trust. This percentage is based on a pro rata share of the net assets in the Master Trust. The Plan owned approximately 70.6% and 70.3% of the net assets in the Master Trust at December 31, 2015 and 2014, respectively.

Fidelity Management Trust Company (the “Trustee” or “Fidelity”) has been designated as the trustee of the Master Trust and is responsible for the control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee may be charged to the Plan. The Trustee is also responsible for the investment and reinvestment of the funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp. (“VIMCO”) or by third-party investment managers appointed by VIMCO. Investment fees are charged against the earnings of the funds and portfolios.

At December 31, 2015 and 2014, the Plan also owned a percentage of the net assets in the Bell Atlantic Master Trust (together with the Master Trust, the “Master Trusts”), for which The Bank of New York Mellon (“BNY Mellon”) is the trustee. The assets in the Bell Atlantic Master Trust include assets which are pooled between defined benefit plans and defined contribution plans. The fair value of the pooled assets allocated to defined contribution plans in the Bell Atlantic Master Trust at December 31, 2015 and 2014 was $101.9 million and $112.4 million, respectively. The Plan owned approximately 94.2% and 94.7% of the net assets allocated to defined contribution accounts at December 31, 2015 and 2014, respectively. Other assets of the Plan that are held in separate accounts in the Bell Atlantic Master Trust are included in the table of the Master Trusts’ net investments (see Note 7).

The Plan’s participating interest in the investment funds of the Master Trusts is based on account balances of the participants and their elected investment funds. The net assets of the Master Trusts are allocated by assigning to each plan participating in the Master Trusts those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified as relating to such plan and by allocating, in proportion to the fair value of the assets assigned to such plan, income and expenses resulting from the collective investment of the assets of the Master Trusts.

Plan Modification

The Board of Directors of Verizon may terminate or partially terminate the Plan at any time and also may modify, alter or amend the Plan at any time. The most senior Human Resources officer of Verizon also has the right to modify, alter or amend the Plan at any time. The chief legal counsel to the Verizon Employee Benefits Committee may also amend the Plan for changes required by the Internal Revenue Service (“IRS”) in connection with a determination letter or voluntary compliance application, changes required for compliance with applicable law, and administrative changes required in connection with a merger, consolidation, or transfer of assets to or from the Plan. No amendment may permit any of the assets held pursuant to the Plan to be used for any purpose other than for the exclusive benefit of the participants and their beneficiaries or for paying reasonable expenses of administering the Plan. In the event the Plan terminates, participants will become fully vested in their accounts.

Risks and Uncertainties

The Plan provides investment options for participants who can invest in combinations of stocks, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in these financial statements.

2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements is in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. A participant loan is in default if loan repayments are delinquent beyond the end of the Plan’s grace period. Defaulted loans are treated as an offset distribution or deemed distribution for tax purposes and become taxable income to the participant in the year in which the default occurs. In the case of an offset distribution, the participant loan balance is reduced and a distribution is recorded on the participant’s account.

Recently Adopted Accounting Standards

During 2015, the Plan early adopted Accounting Standard Update (“ASU”) 2015-07 related to disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). This standard update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share as a practical expedient. Investments that calculate NAV per share, but for which the practical expedient is not applied will continue to be included in the fair value hierarchy. The amendments in the standard update also remove the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the NAV per share as a practical expedient. The Plan applied the amendments in this accounting standard update retrospectively to all periods presented. The adoption of this standard update did not have a significant impact on the Plan’s financial statements.

During 2015, the Plan early adopted ASU 2015-12 Part I & II related to plan accounting for defined contribution pension plans and health and welfare plans. This standard update reduces complexity in employee benefit plan reporting. Previous guidance required plans to measure, present and disclose investment contracts that meet the definition of Fully Benefit-Responsive Investment Contracts (“FBRIC”) at fair value with an adjustment to contract value on the Statement of Net Assets Available for Benefits. Under ASU 2015-12 Part I, FBRICs are measured, presented and disclosed only at contract value. ASU 2015-12 Part II includes amendments which eliminate the requirement to (1) disclose individual investments with a value equal to or greater than five percent of the net assets available for benefits, and (2) disclose the net appreciation or depreciation for investments disaggregated by “general type”; instead, plans will only need to disclose this amount in aggregate. The Plan applied the amendments in Part I retrospectively and Part II prospectively to all periods presented. The adoption of this standard update did not have a significant impact on the Plan’s financial statements.

Investments in Master Trusts

The Plan’s interests in the Master Trusts are stated at fair value (except for FBRICs which are reported at contract value). The Statement of Changes in Net Assets Available for Benefits reflects the net investment gain from the Plan’s interests in the Master Trusts which consists of the realized gains or losses and the unrealized appreciation/(depreciation) in fair value or contract value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Plan sponsor’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

3. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2015		2014
Net Assets

Verizon common stock	$66,367		$50,885

Changes in Net Assets	Year ended December 31, 2015
Employer contributions		$351,963
Net investment gain		76,410
Net transfers out		(36)
Distributions paid to participants		(352,743)
Change in diversification adjustment (Note 4)		(4,870)
Exchange out		(77,216)
Other		21,974

Net increase		$15,482

4. Vesting and Contributions

A participant shall be fully vested in the employer-matching and profit sharing contributions allocated to his or her account or ESOP account and any income thereon upon completing three years of vesting service or upon death, disability, retirement from Verizon or its Participating Affiliates, attainment of normal retirement age, or involuntary termination (other than for cause).

A terminated employee’s non-vested employer-matching and profit sharing contributions are forfeited and offset against subsequent employer-matching and profit sharing contributions to the Plan. Forfeitures used to reduce employer-matching contributions were $0.2 million for the year ended December 31, 2015. The balance in the forfeiture account was $41.5 million and $20.0 million at December 31, 2015 and 2014, respectively.

The Plan is funded by employee contributions up to a maximum of 25% of compensation (16% for highly compensated employees as defined in the Plan Document) and by employer-matching and profit sharing contributions. The employer-matching contributions are equivalent in value to 100% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period. Employees attaining the age of 50 or older can elect to make additional catch-up contributions to the Plan. Effective with the 2012 Plan year, Verizon or its Participating Affiliates may make a discretionary, performance-based profit sharing contribution to the Plan in an amount up to 3% of each employee’s eligible compensation for the Plan year.

Participant contributions may be made on a before-tax or Roth after-tax basis (“elective contributions”) or from currently taxed compensation (“after-tax contributions”). Each participant’s elective contributions for the 2015 Plan year were limited to $18,000. For 2015, the total amount of elective contributions, after-tax contributions, employer-matching contributions, profit sharing contributions, and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $53,000 or (2) 100% of the participant’s total compensation, and the compensation on which such contributions were based was limited to $265,000. The catch-up contribution limit is $6,000 for participants eligible to make catch-up contributions.

Employer-matching contributions and profit sharing contributions are made half in Verizon common stock and half in cash, and the cash is invested in the same options as the participant’s current contributions. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund. For the year ended December 31, 2015, total employer-matching and profit sharing contributions consisted of a stock contribution of 7.8 million shares of Verizon common stock with a fair value at the date of contribution of $365.8 million and a cash contribution of $365.8 million. Included in these amounts is a discretionary profit sharing contribution of $204.8 million, 50% in shares of Verizon common stock and 50% in cash. In Note 3, the “diversification adjustment” reflects employer-matching and profit sharing contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan Document.

5. Related-Party Transactions

VIMCO, an indirect, wholly-owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Master Trusts are managed by BNY Mellon as trustee and Fidelity as trustee and record keeper. Therefore, these investments qualify as parties-in-interest transactions. The Plan also allows investment, through a unitized fund, in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated April 30, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trusts are exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

7. Investments in Master Trusts

Valuation of Investments

Investments in securities traded on national and foreign securities exchanges are valued by the custodian at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities, government obligations, corporate bonds and international bonds are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable such as multiple broker quotes.

Commingled funds not traded on national exchanges are valued by the custodian or fund administrator at NAV. Commingled funds held by third-party custodians appointed by the fund managers provide the fund manager with a NAV. The fund manager has the responsibility for providing this information to the custodian of the respective plan. Hedge fund investments include those investments seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge funds are valued by the custodian at NAV based on statements received from the investment manager. These funds are valued in accordance with the terms of their corresponding offering or private placement memoranda. Commingled funds and hedge funds for which fair value is measured using the NAV per share as a practical expedient are not leveled within the fair value hierarchy and are included as a reconciling item to total investments in the Master Trusts.

The following table summarizes redemption restrictions for investments for which fair value is estimated using NAV per share. This table does not include the real estate fund, which is noted below the table:

Liquidation Period	Redemption Frequency	Redemption Notice	Redemption Restrictions
Daily	Daily	Daily	None

For a portion of the real estate fund, redemption requests will be scheduled for payment on the next valuation date which is at least three months after receipt of a written request for redemption (last business day of the quarter). Redemption requests are subject to fund management discretion based on cash available to meet redemption requests. In the event total redemption requests exceed the total cash available to honor such requests, available cash will be prorated among the contract-holders eligible for redemption.

The accounting records of the Master Trusts are maintained in U.S. dollars. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each accounting period, with the impact of fluctuations in foreign exchange rates reflected as an unrealized gain or loss in the fair value of the investments.

Cash receipts and payments derived from investment trades involving foreign currency denominated investments are translated into U.S. dollars at the prevailing exchange rate on the respective transaction date. Net realized gains and losses on foreign currency transactions result from the disposition of foreign currency denominated investments as a result of fluctuations in foreign exchange rates between the trade and settlement dates and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.

The foreign exchange effect on foreign currency denominated investments is not segregated from the impact of changes in market prices in the Statement of Changes in Net Assets Available for Benefits.

The Plan’s interest in the fair value of the Master Trust and the Bell Atlantic Master Trust and the related investment gains are reported in “Investments at fair value” and “Net investment gain from investments in Master Trusts” in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.

The following table represents the Master Trusts’ net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2015 (in thousands):

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$815	$275,663	$–	$276,478
Verizon common stock	6,677,923	–	–	6,677,923
Mutual funds
U.S. fixed income	1,213,764	–	–	1,213,764
U.S. equity	469,519	–	–	469,519
U.S. small cap	338,019	–	–	338,019
International equity	384,959	–	–	384,959
Global fixed income	223,888	–	–	223,888
Commodities	46,867	–	–	46,867
Alternative investments	10,919	–	–	10,919
Equity
International equity	2,127,937	–	–	2,127,937
U.S. equity	4,417,611	110	–	4,417,721
Fixed income
U.S. bonds	29,417	288,297	752	318,466
U.S. treasuries and agencies	341,792	242,733	–	584,525
Asset-backed securities	–	32,030	–	32,030
International bonds	–	781,178	–	781,178
Convertible securities	768	2,976	–	3,744

Total investments at fair value	16,284,198	1,622,987	752	17,907,937

Investments measured at NAV				7,900,012

Total investments	$16,284,198	$1,622,987	$752	$25,807,949

The following table states the change in fair value of the Master Trusts’ Level 3 assets for the year ended December 31, 2015 (in thousands):

	Fair Value January 1, 2015	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Loss	Change in Unrealized Gain	Fair Value December 31, 2015
Fixed income
U.S. bonds	$7,830	$(4)	$–	$152	$(6,847)	$(1,423)	$1,044	$752

Total investments	$7,830	$(4)	$–	$152	$(6,847)	$(1,423)	$1,044	$752

Assets are monitored to assess the appropriate levels assigned within the fair value hierarchy. Changes in economic conditions, such as bankruptcy, default or delisting, may require the transfer of an asset from one fair value level to another. When such a transfer occurs, it is recognized as of the end of the reporting period.

The total net depreciation of $244.3 million for the year ended December 31, 2015 includes gains and losses on investments bought and sold, as well as held during the year for all the Master Trusts’ investments. Interest and dividends, along with the net appreciation/(depreciation) in fair value or contract value of investments, are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trusts as a percentage of the total participation in such funds and portfolios. Interest and dividend income for the Master Trusts was $601.0 million for the year ended December 31, 2015.

The Bell Atlantic Master Trust’s defined contribution net investments are held in unitized commingled defined benefit and defined contribution investment accounts measured at NAV per share as a practical expedient. The defined contribution net investments held in the Bell Atlantic Master Trust were $101.9 million and $112.4 million at December 31, 2015 and 2014, respectively, and are reflected in “Investments measured at NAV” on the fair value hierarchy tables. The net depreciation for the Bell Atlantic Master Trust’s net investments was $17.1 million for the year ended December 31, 2015 which is included in the total net depreciation.

The following table represents the Master Trusts’ net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2014 (in thousands):

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$–	$500,073	$–	$500,073
Verizon common stock	6,913,485	–	–	6,913,485
Mutual funds
U.S. fixed income	1,302,196	–	–	1,302,196
U.S. equity	465,718	–	–	465,718
U.S. small cap	347,228	–	–	347,228
International equity	288,161	–	–	288,161
Global fixed income	224,776	–	–	224,776
Commodities	42,182	–	–	42,182
Equity
International equity	1,576,152	–	–	1,576,152
U.S. equity	2,891,184	–	–	2,891,184
Fixed income
U.S. bonds	72,237	275,157	7,830	355,224
U.S. treasuries and agencies	266,567	137,462	–	404,029
Asset-backed securities	–	20,276	–	20,276
International bonds	3,640	866,846	–	870,486
Convertible securities	1,882	4,769	–	6,651

Total investments at fair value	14,395,408	1,804,583	7,830	16,207,821

Investments measured at NAV				10,379,988

Total investments	$14,395,408	$1,804,583	$7,830	$26,587,809

The following table states the change in fair value of the Master Trusts’ Level 3 assets for the year ended December 31, 2014 (in thousands):

	Fair Value January 1, 2014	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Loss	Change in Unrealized Loss	Fair Value December 31, 2014
Fixed income
International bonds	$6,467	$(6,467)	$–	$–	$–	$–	$–	$–
U.S. bonds	–	–	8,320	2,018	(2,469)	(28)	(11)	7,830

Total investments	$6,467	$(6,467)	$8,320	$2,018	$(2,469)	$(28)	$(11)	$7,830

Assets are monitored to assess the appropriate levels assigned within the fair value hierarchy. Changes in economic conditions, such as bankruptcy, default or delisting, may require the transfer of an asset from one fair value level to another. When such a transfer occurs, it is recognized as of the end of the reporting period. Transfers out of international bonds to U.S. bonds reflect a change in classification.

Fully Benefit-Responsive Investment Contracts

The Plan holds a portfolio of synthetic investment contracts that meet the criteria of a FBRIC. These investment contracts are reported at contract value on the Statements of Net Assets Available for Benefits, as provided by the contract issuer. The contract value is the relevant measurement of the FBRICs because this is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. The underlying investments of the FBRICs are included in the Master Trust’s assets at contract value, which as reported by the insurance companies and banks, was approximately $1.8 billion at both December 31, 2015 and 2014.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. The wrap contracts are held with insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. Standard & Poor’s (“S&P”) rated the issuers of these contracts and the contracts underlying the securities from AA- to A+ at both December 31, 2015 and 2014.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include the following: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Code; (4) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan; and (5) defaults in the debt securities that comprise the covered assets in excess of certain limits. The Plan administrator does not believe the occurrence of any such event is probable at this time.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Such events may include the following: (1) an uncured violation of the Plan’s investment guidelines; (2) a breach of material obligation under the contract; (3) a material misrepresentation; and (4) a material amendment to the agreements without the consent of the issuer.

On January 4, 2016, the Plan closed one of its fixed income investment options, the Conservative Fixed Income Fund. This fund is the only option in the Plan that contained FBRICs, which are shown on the Statements of Net Assets Available for Benefits as “Investments at contract value.” The assets that had been invested in the Conservative Fixed Income Fund were mapped to another fixed income investment option that does not utilize FBRICs.

8. Derivatives

In the normal course of operations, the Master Trust’s assets and liabilities may include derivative financial instruments. Derivatives involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed in this footnote provide a measure of the Master Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as economic hedges to manage various risks such as market volatility risk, foreign currency exchange rate risk, interest rate risk or credit risk associated with the Master Trust’s investment assets or to express investment managers’ views of future market movements efficiently.

At December 31, 2015 and 2014, the Master Trust utilized futures, options, foreign currency forwards, interest rate and credit derivatives to manage risks such as price risk, foreign currency exchange rate risk, interest rate sensitivity and credit risk.

Futures Contracts

Upon entering into a future contract on behalf of the Master Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.

Option Contracts

Purchased and written option contracts are agreements between two parties giving the owner, under a purchased option, the right, but not the obligation, to buy or sell a specified item at a fixed price (“exercise” or “strike”) during a specified period and, under a written option, the obligation to buy or sell a specified item at a fixed price. When the investment manager buys or writes an option contract, a nonrefundable fee (the “premium”) is paid or received by the Master Trust, recorded as an asset or liability and subsequently adjusted to the current market value of the option purchased or written. The premiums paid or received from buying or writing options are recorded as realized gains or losses when the options expire. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is recorded as a realized gain or loss if sold or an adjustment to cost of the underlying investment if acquired upon exercise.

Foreign Currency Forward Contracts

Foreign currency forward contracts are agreements to exchange foreign currencies at a specified future date and rate, the terms of which are not standardized on an exchange. Risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from the movements in foreign currency exchange rates (market risk). The contracts are recorded at fair value on the date the contract is entered into, which is typically zero.

Interest Rate Derivatives

An interest rate swap is a bilateral contract between a buyer and a seller under which the buyer and seller agree to exchange payments based on interest rate movements, typically fixed versus floating rates on an agreed upon notional amount. Counterparty risk, or the risk associated with the party one enters into a contract with, is an important consideration for all forms of contractual agreement that are settled over-the-counter.

Credit Derivatives

A credit derivative is a bilateral contract between a buyer and a seller under which the seller agrees to provide protection to the buyer against the credit risk of a particular entity (“reference entity” or “reference credit”). Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events.

These triggering events may include the market standard of failure to pay on indebtedness, bankruptcy of the reference credit, debt restructuring, or the acceleration of indebtedness. The seller of such protection may not be required to make payments until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

Credit derivatives are used primarily to help mitigate credit risk in the Master Trust’s corporate bonds portfolio or to address investment managers’ views on the likelihood of future credit events. Through these contracts, the Master Trust either purchases or writes protection on either a single name or a portfolio of reference credits. The credit derivatives written by the Master Trust include credit default swaps (“CDS”).

A CDS is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer.

The notional amounts and fair values of the derivative instruments as of December 31, 2015 and 2014 are presented below. The fair values presented in the tables are included in the Statements of Net Assets Available for Benefits under “Investments at fair value” (in thousands):

	December 31, 2015		December 31, 2014
	Notional Amount	Fair Value	Notional Amount	Fair Value
Equity
Futures contracts	$30,734	$(248)	$16,518	$(103)
Futures contracts	(10,392)	(160)	(1,015)	(39)

Total	$20,342	$(408)	$15,503	$(142)

Fixed Income
Futures contracts	$201,971	$(1,033)	$285,394	$4,583
Futures contracts	(235,329)	414	(138,876)	(435)
Fixed income options	–	–	1,458	1,724
Fixed income options	–	–	(1,388)	(2,034)
Interest rate swaps	130,979	785	268,069	(2,520)
CDS	3,600	(16)	5,900	(161)
CDS	104,624	240	148,100	1,241

Total	$205,845	$390	$568,657	$2,398

Commodities
Futures contracts	$33,417	$(1,394)	$34,545	$(2,266)

Total	$33,417	$(1,394)	$34,545	$(2,266)

Foreign Exchange
Futures contracts	$(790,072)	$815	$–	$–
Forwards contracts	34,215	(406)	78,829	476
Forwards contracts	523,140	1,730	635,422	8,875
Forwards contracts	714,129	2,415	955,839	(18,274)
Foreign exchange options	–	–	154	1,622
Foreign exchange options	(53)	–	(163)	(9)

Total	$481,359	$4,554	$1,670,081	$(7,310)

9. Reconciliation of Financial Statements to Form 5500

The following table reconciles the Net assets available for benefits per the Statements of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31 (in thousands):

	2015	2014
Net assets available for benefits per the financial statements	$20,138,927	$20,545,186
Adjustment for deemed no post default payments	(5,392)	(5,641)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	–	25,883

Net assets available for benefits per Form 5500	$20,133,535	$20,565,428

The following table reconciles the Net change per the Statement of Changes in Net Assets Available for Benefits to Net income per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2015 (in thousands):

2015
Net change per the financial statements	$(406,259)
Adjustment for deemed no post default payments	249
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,883)

Net income per Form 5500	$(431,893)

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

EIN: 23-2259884

Plan # 102

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2015

(in thousands of dollars)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Notes receivable from participants*	0-15 years maturity at 2.75% - 10.50%	$ 550,348

* Party-in-interest

Cost information is not required because investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

By:	/s/ Marc C. Reed
Marc C. Reed
(Chairperson, Verizon Employee Benefits Committee)

Date: June 24, 2016

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm